

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2015

Kori L. Ogrosky
General Counsel
PacWest Bancorp
10250 Constellation Blvd., Suite 1640
Los Angeles, CA 90067

      Re: **PacWest Bancorp**
            Amendment No. 1 to Registration Statement on Form S-4
            Filed May 20, 2015
            File No. 333-203573

Dear Ms. Ogrosky:

      We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Material U.S. Federal Income Tax Consequences of the Merger, page 92

Exhibit 8.1 - Opinion of Sullivan & Cromwell LLP regarding certain tax matters

Exhibit 8.2 – Opinion of Wachtell, Lipton, Rosen & Katz regarding certain tax matters

1. Please revise your tax disclosure, and please have counsel revise their respective tax opinions, to comport with the guidance in Staff Legal Bulletin No. 19 (Oct. 14, 2011) regarding tax opinions.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Josh Samples, Staff Attorney, at (202) 551-3199 or me at (202) 551-3369 with any questions.

Sincerely,

/s/ Dietrich A. King

Dietrich King
Assistant Director

cc.   Patrick Brown
        Sullivan & Cromwell LLP